News
Release
C$ unless otherwise stated TSX/NYSE/PSE: MFC SEHK: 945
For Immediate Release
August 13, 2020

Manulife announces USD Senior Notes issue in Taiwan
TORONTO - Manulife Financial Corporation (“MFC”) announced today that it has priced an offering in Taiwan of U.S.$1,155,000,000 principal amount of 3.050% senior notes due August 27, 2060 (the “Notes”). The offering will be made pursuant to a prospectus supplement dated August 13, 2020 to MFC’s existing base shelf prospectus. The Notes will bear interest at a fixed rate of 3.050% and will mature on August 27, 2060.

The Notes will be subject to redemption in whole, but not in part, at the option of MFC, on August 27, 2025 and thereafter on every August 27, on not less than 15 nor more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest thereon to, but excluding, the redemption date. The Notes will be direct unsecured obligations of MFC and rank equally in right of payment with all of its existing and future unsecured and unsubordinated indebtedness.

The Notes have not been, and will not be, offered, sold or re-sold, directly, or indirectly, to purchasers other than “professional institutional investors” as defined under Paragraph 2, Article 4 of the Financial Consumer Protection Act of the Republic of China. Purchasers of the Notes are not permitted to sell or otherwise dispose of the Notes except by transfer to a professional institutional investor.

The offering is expected to close on or about August 27, 2020. Application will be made to the Taipei Exchange (the “TPEx”) for the listing of, and permission to deal in, the Notes by way of debt issues to professional institutional investors only and such permission is expected to become effective on or about August 27, 2020. Listing will be subject to MFC fulfilling all the listing requirements of the TPEx.

Standard Chartered Bank (Taiwan) Limited, HSBC Bank (Taiwan) Limited, Australia and New Zealand Banking Group Limited, Taipei Branch, BNP Paribas SA, Taipei Branch and DBS Bank (Taiwan) Ltd. have been appointed as managers for the offering.

MFC intends to use the net proceeds from the offering for general corporate purposes.

The Notes have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States or other jurisdiction and may not be offered or sold within the United States, or to, or for the account or benefit of, “U.S. persons” (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state or local securities law. The offering will be made solely to non-U.S. persons in offshore transactions pursuant to Regulation S under the Securities Act. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States or any other jurisdiction where it is unlawful to do so.

The Notes will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of June 30, 2020, we had $1.2 trillion (US$0.9 trillion) in assets under management and administration, and in the previous 12 months we made $30.6 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact: Odette Coleman Manulife 416-819-6938 odette_coleman@manulife.com	Investor Relations: Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com

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